21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

January 13, 2015

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Jeffrey Kauten, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. (the “Company”) Form 20-F for the Fiscal Year ended December 31, 2013 (the “2013 20-F”) Filed April 9, 2014 (File No. 001-35126)

Dear Mr. Wilson, Ms. Walsh, Mr. Kauten and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated January 5, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2013 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 20-F.

Operating and Financial Review and Prospects

Operating Results, page 56

1.	We note your response to prior comment 3. In addition to the proposed revision to the disclosure in the Overview section, you should address the impact from acquired businesses throughout your discussion of operating results. For example, consider discussing the impact of newly acquired businesses in 2013 on the changes in total net revenues and cost of revenues in 2013 in your discussion of results of operations beginning on page 71. In this regard, you should disclose the amount of organic revenue growth separately from the increase in revenue due to acquisitions.

In response to the Staff’s comments, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” currently on page 71 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 29.0% from RMB1,524.2 million in 2012 to RMB1,966.7 million (US$324.9 million) in 2013. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 17.1% to RMB146.6 million (US$24.2 million) in 2013 from RMB125.2 million in 2012. In addition to organic revenue growth, the contribution from our newly acquired businesses to our total net revenues was RMB145.8 million in 2013, which accounted for 7.4% of total net revenues, compared to RMB34.0 million in 2012, which accounted for 2.2% of total net revenues.

…

Cost of Revenues

Our cost of revenues increased by 32.0% from RMB1,098.5 million in 2012 to RMB1449.8 million (US$239.5 million) in 2013. Our telecommunication costs increased by 24.9% from RMB887.2 million in 2012 to RMB1,107.9 million (US$183.0 million) in 2013. The increase in our cost of revenues was primarily due to a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB43.7 million (US$7.2 million) in 2013, compared to RMB27.2 million in 2012. The contribution from our newly acquired businesses to our cost of revenues in 2013 were RMB89.0 million, which accounted for 6.1% of total cost of revenues, compared to RMB26.3 million in 2012, which accounted for 2.4% of total cost of revenues.”

Liquidity and Capital Resources

Operating Activities, page 78

2.	We note your response to prior comment 12. In addition, to your proposed revision to the disclosure, please ensure that you provide an analysis of the changes in the days sales outstanding ratios between the periods. In this regard, tell us and consider disclosing the reason for the longer payment process for certain customers such as state-owned enterprises and large Internet technology companies in China.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 78 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions compared to the 2013 20-F are underlined, and the revised portions compared to our response to prior comment 12 is bolded):

“Operating Activities

Net cash generated from operating activities was RMB64.5 million (US$10.7 million) in 2013, compared to net cash generated from operating activities of RMB173.9 million in 2012.

Net cash generated from operating activities in 2013 primarily resulted from a net loss of RMB47.0 million (US$7.8 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB141.3 million (US$23.3 million), (ii) increase in accrued expenses and other payables of RMB104.0 million (US$17.2 million), mainly in interest payables and payables in relation to newly built data centers and purchased network equipment, (iii) increase in accounts payable of RMB61.3 million (US$10.1 million), primarily due to an increase in telecommunication payables driven by the increase in revenues, (iv) amortization of intangible assets of RMB58.9 million (US$9.7 million), (v) stock based compensation expense of RMB67.8 million (US$11.2 million), (vi) increase in the fair value of contingent purchase consideration payable of RMB55.9 million (US$9.2 million), primarily due to an increase in the fair value of the underlying ordinary share of the Company to settle the contingent purchase considerations for historical and new acquisitions in 2013; partially offset by certain items such as (i) increase in accounts receivables of RMB303.4 million (US$50.1 million) and (ii) increase in prepaid expenses and other current assets in the amount of RMB44.6 million (US$7.4 million). The increase in accounts receivables was primarily due to the expansion of business and longer payment process for certain customers such as state-owned enterprises and leading Internet technology companies in China. Such companies typically have relatively complicated and time consuming internal approval processes for payment settlement, which were further prolonged in 2013 because the transformation of PRC tax regime from Business Tax (“BT”) to Value-Added Tax (“VAT”) was effective from August 1, 2013. Some clients withheld their payments until the Company completed its shift to VAT and could issue valid VAT invoices for the clients to claim the relevant tax credits. Hence, our days sales outstanding increased from 52 days in 2012 to 83 days in 2013 even though there was no significant change in credit terms. On the other hand, the increase in prepaid expenses and other current assets was primarily due to interest income derived from our financings, prepaid expenses and value added taxes paid in relation to the purchase and construction of data centers.

Net cash generated from operating activities in 2013 primarily reflected payments of RMB1,673.3 million (US$276.4 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,049.4 million (US$173.3 million) in 2013, payments for taxes of RMB147.8 million (US$24.4 million) and payments to employees of RMB218.0 million (US$36.0 million). ”

*            *             *            *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740 4891.

Very truly yours,

/s/ Shang-Wen Hsiao

Shang-Wen Hsiao
Chief Financial Officer

cc:	Sheng Chen, Chairman and Chief Executive Officer, 21Vianet Group, Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

George Chan, Ernst & Young Hua Ming LLP